UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

ICAGEN, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

983844101

(CUSIP Number)

Timothy Tyson

c/o Icagen, Inc.

4222 Emperor Blvd, Suite 350

Research Triangle Park, Durham, North Carolina 27703

(919) 941-5206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983844101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Timothy Tyson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 381,818
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 381,818
WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 983844101	13D	Page 3 of 5 Pages

Item 1.   Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Icagen, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D, dated April 13, 2017 (the “Original 13D”), filed by the reporting person, Timothy Tyson. Capitalized terms used in this Amendment No. 1 but not defined herein shall have the respective meanings ascribed to them in the Original 13D.

Item 2.   Identity and Background.

(a), (f)	This Amendment No. 1 to Schedule 13D is being made by Timothy Tyson.

(b)	The principal business address for Mr. Tyson is 101 Merritt 7, Norwalk, Connecticut 06851.

(c)	Mr. Tyson is the Chairman and Chief Executive Officer of Avara Pharmaceutical Services.

(d)	Mr. Tyson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Tyson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Tyson is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

Item 4.   Purpose of the Transaction.

 Item 4 is hereby amended and supplemented as follows:

On December 29, 2017, Mr. Tyson purchased from a third-party: (a) 21,428 shares of Common Stock, and (b) a warrant to acquire 5,357 shares of the Common Stock at an exercise price of $3.50 per share. The warrants, which are the same as the December 2014 Warrants described in the Original 13D, expire on December 31, 2019 and each warrant is immediately exercisable for one share of Common Stock (subject to adjustment in the event of stock splits and other similar transactions). The Issuer received no proceeds from this purchase and sale.

The foregoing description of the warrants is qualified in its entirety by reference to the full text of the form of such warrant, which is included as Exhibit 9 to the Original 13D and is incorporated by reference herein.

Item 5.   Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 6,393,107 shares of Common Stock outstanding as of November 10, 2017 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2017, which was filed with the SEC on November 14, 2017.

Mr. Tyson is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of: (a) 164,284 shares of Common Stock and warrants to purchase an aggregate of 131,071 shares of Common Stock (consisting of 75,000 April 2017 Warrants, 15,000 June 2016 Warrants, 35,714 December 2014 Warrants and 5,357 Warrant acquired on December 29, 2017); and (b) options to purchase an aggregate of 86,463 shares of Common Stock, which options are vested as of December 29, 2017 or will vest within 60 days thereof.

Mr. Tyson is the beneficial owner of, and has the shared power to vote or direct the vote and to dispose or direct the disposition of 0 shares of Common Stock.

CUSIP No. 983844101	13D	Page 4 of 5 Pages

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Tyson (on the basis of 5,393,107 shares of Common Stock outstanding as of November 10, 2017) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	381,818	5.8%

(b)	Number of shares of Common Stock as to which Mr. Tyson has:

(i) Sole power to vote or to direct the vote:	381,818

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	381,818

(iv) Shared power to dispose or to direct the disposition of:	0

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.    Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 983844101	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2018

/s/ Timothy Tyson
Timothy Tyson

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
12/29/2017	Acquired 21,428 shares of Common Stock	$0.37
12/29/2017	Acquired Warrants to purchase 5,357 shares of Common Stock	$0.02